UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 2)*

                                       Immulogic Pharmaceutical Corporation
                                                 (Name of Issuer)

                                                   Common Stock
                                          (Title of Class of Securities)

                                                     4525R100
                                                  (CUSIP Number)

                                                Marc Weitzen, Esq.
                                        Gordon Altman Weitzen Shalov & Wein
                                         114 West 47th Street, 20th Floor
                                             New York, New York 10036
                                                  (212) 626-0800

                     (Name, Address and Telephone Number of Person Authorized to
                                        Receive Notices and Communications)

                                                 January 10, 2000
                         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                              SCHEDULE 13D
                                                              ------------


Item 1.  Security and Issuer

                  This Amendment Number 2 to Schedule 13D filed with the U.S. Securities and Exchange Commission on September 7, 1999, by High River Limited Partnership, a Delaware limited partnership, Riverdale LLC, a New York limited liability company, and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), relates to the common stock, par value $0.01 per share ("Shares"), of Immulogic Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), and is filed to furnish the information set forth herein and correct the information set forth in Amendment Number 1 to Schedule 13D which was incorrectly filed with the U.S. Securities and Exchange Commission on January 12, 2000. The address of the principal executive offices of the Issuer is 610 Lincoln Street, Waltham, MA 02154.

Item 4.           Purpose of Transaction

                  A representative of Registrants had discussions with and sent a letter to a representative of Issuer in which Registrants propose a transaction with Issuer which might result in, among other things: (i) the acquisition by Registrants of additional Shares, (ii) the disposition of Shares by certain persons, (iii) the merger of the Issuer, (iv) a change in the present board of directors of the Issuer and (v) waiver of the Issuer's poison pill. See
Exhibit 2 hereto which is incorporated herein in its entirety.

                  Registrants reserve the right to acquire additional Shares from time to time in the open market, private transactions or from the Issuer, or otherwise, and/or to dispose of any shares they hold in the open market, private transactions or otherwise.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants
2.       Letter to Carl S. Goldfisher, M.D., dated January 10, 2000



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                                                     SIGNATURE
                                                     ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2000




RIVERDALE LLC

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC

Its:     General Partner

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


Carl C. Icahn

By:      /s/Carl C. Icahn
         Carl C. Icahn


















                  (Signature Page of Schedule 13D with respect to Immulogic Pharmaceutical Corporation)


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